

Mail Stop 4631

June 15, 2009

By U.S. Mail and Facsimile

Mr. Jeffrey L. Keefer
Chief Financial Officer
E. I. du Pont de Nemours & Company
1007 Market Street
Wilmington, Delaware 19898

> **Re:** **E. I. du Pont de Nemours & Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed March 20, 2009**
> **File No. 001-00815**

Dear Mr. Keefer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief